SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  August 15, 2022

Q2 2022 Earnings Presentation

Aug 15, 2022



Disclaimer

This presentation speaks at the date hereof, and Nu Holdings Ltd. ("The Company") is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or third-party data included in this presentation has been obtained by the Company from third-party sources; the Company can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements (the "forward-looking statements"). All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 20th, 2021. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.
In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.
References in this presentation to "R$" refer to the Brazilian real, the official currency of Brazil.

Cutting Through The Cycles

Continued growth of the world's largest digital banking platform



Customers
Credit Card
Rewards
Bank Account
Pre-Paid Card
Personal Loans
SME Bank Account
Nu Mexico
Nu Life
Nu Colombia
Ultravioleta, BNPL, FX Remittances
easynvest Acquisition
Secured Credit
Boleto and Purchase Financing
spin_pay
Olivia
Acquisition / Marketplace
NuPay / NuCripto
Mobile Insurance
PIX Financing
Money Boxes
0,0 0,0 0,0 0,0 0,0 0,1 0,2 0,3 0,5 0,7 1,0 1,2 1,6 1,9 2,4 3,0 3,7 4,4 5,2 6,0 7,7 11,2 15,6 20,1 23,5 26,1 29,7 33,3 37,1 41,7 48,1 53,9 59,6 65,3
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2014
2015
2016
2017
2018
2019
2020
2021
2022

Q2'22 Results

65.3MM
Customers (+57% YoY)
36% of adult population of Brazil

52.3MM
Active customers (+75% YoY)
80% Monthly activity rate

US$ 20.0Bn
Purchase Volume (+94% FXN YoY)
11% Market share in Brazil

US$ 13.3Bn
Deposits (+87% FXN YoY)
3% Market share in Brazil

US$ 9.1Bn
Credit Portfolio (+107% FXN YoY)
8% Credit Card Receivables Market share in Brazil
4% Personal Loans Market share in Brazil

US$ 1.2Bn
Revenues (+230% FXN YoY)

Note 1: Adult population is defined as 15+ years. **Note 2:** Market Share: Purchase Volume and Deposits as of Q2'22, Credit Portfolio as of Apr'22. **Source:** Nu, ABECS, BACEN & IBGE.

Powerful, Expanding Ecosystem Across the Five Financial Seasons



Spending. Saving. Investing. Protecting. Borrowing.
Digital Banking Platform for Consumers
63.3 Million
Consumers
Partner Marketplace
Investments
Insurance
Secured Financing
E-commerce
Remittances
Proprietary Solutions
NuCripto
NuAccounts
NuInvest
Personal Loans
NuPay
Mobile Payments
Pre-Paid Cards
Credit Cards
nu
Ecosystem
Digital Banking Platform for SMEs
2.0 Million
SMEs
Our Markets
Brazil
Mexico
Colombia

Source: Nu.

Moving From A Mono-product to a Leading Multi-product Platform


R$ 1,356.98
Recurring payments
Estimate a loan of
R$ 150
Business Account
Discover more
Nubank Vida
Simple as it should be

29M	**45M**	**+4M**	**1.1M**	**~700K**	**~5M**	**1M**
Active Credit Card Customers	Active NuAccounts	Customers have a Personal Loan (out of +11M eligible)	Active SME Accounts	Active Insurance Policies	NuInvest Active Customers	NuCripto Active Customers[1]

Note 1: NuCripto Number as of July 2022. Source: Nu.

Moving From A Mono-country to a Leading Multi-country Platform

#1 issuer of new cards

Mexico


Customers (MM)
0,0 0,0 0,0 0,1 0,2 0,4 0,7 1,4 2,1 2,7
Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22



#1 issuer of new cards[1]

Brazil


Customers (MM)
23,5 26,1 29,7 33,2 36,9 41,3 47,3 52,4 57,3 62,3
Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22

#1 issuer of new cards[1]

Colombia


Customers (k)
0,0 0,0 0,0 0,0 3,0 4,8 37,6 113,6 211,0 313,8
Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22

Note 1: Number presented net of churn. **Note 2:** Market data for Mexico & Colombia as of February. **Source:** BACEN, Banxico, SFC, Nu.

Growth Paying Back And Leading Nu Brazil Into Positive Net Income

Metrics	2020	2021	H1'22
Customers (MM)	33.2	52.4	62.3
Active Customers (MM)	21.7	39.9	49.8
Activity Rate (%)	65	76	80
Revenues (US$ MM)	734.1	1,647.4	1,928.2
Gross Profit (US$ MM)	326.3	723.7	660.4
Gross Profit Margin (%)	44	44	34
Net Income (Loss) (US$ MM)	(87.1)	(19.7)	13.0
Adjusted Net Income (Loss) (US$ MM)	(43.6)	56.5	60.2

Note 1: Numbers refer to operations of Nu in Brazil only and do not reflect the operations in other countries, such as Mexico and Colombia. Source: Nu.


nu

Q2 2022
Results



Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base		Increasing Revenue Per Customer		Low Cost Operating Platform		Substantial Earnings Power
ACTIVE CUSTOMERS	×	ARPAC	−	COST TO SERVE	=	nu

Customer Acquisition and Activity Rate Continued their Strong Momentum



Total Customers (MM)
Active Customers (MM)
Activity Rate (%)
29.9
35.2
41.1
46.5
52.3
YoY: 57%
Active Customers: 75% YoY
41,7
48,1
53,9
59,6
65,3
72%
73%
76%
78%
80%
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: "Activity rate" is defined as monthly active customers divided by the total number of customers as of a specific date. Source: Nu.

Compounding Effect of More Engagement And More Cross-sell Driving ARPAC Expansion

nu



Active Customers Using NuAccount as their Primary Banking Account (%)
70%
60%
50%
40%
30%
20%
10%
0%
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
Total: 55%
Months1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65



Number of Products Per Active Customer
4,0
3,0
2,0
1,0
Average: 3.7
1Q17
2Q22
Months1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65



Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
US$ month/ customer.
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Avg. monthly ARPAC of $7.8/month while some mature cohorts already reach ~$21/month
Average: US$7.8
1Q17
2Q22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65

Note 1: "Primary banking relationship" refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income move in or out of their NuAccount in any given month. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than months. Note 2: "Number of products per active customers" refers to the number of active products an active customer has. Note 3: "Monthly ARPAC" is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 4: The averages are calculated for the entire user base for each metric respectively. Source: Nu.

Compounding Effect of Customer Additions and ARPAC Expansion Driving Revenue Growth


ARPAC (US$)
YoY: 105%
FXN
4,0
4,9
5,6
6,7
7,8
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22


Revenues (US$MM)
YoY: 230%
FXN
335,0
480,9
636,0
877,2
1.157,5
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: "Monthly average revenue per active customer" or "Monthly ARPAC" is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Source: Nu.

Strong Purchase Volume Growth Driving Consistent Market Share Gains



Purchase Volume (US$Bn)
YoY: 94%
FXN
9,9
12,1
14,4
15,9
20,0
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22



Purchase Volume per Customer
FXN US$ month/ customer.
$350
$300
$250
$200
$150
$100
$50
$0
Months
1
5
9
13
17
21
25
29
33
37
41
45
49
53
57
61
65
Average: US$ 107
1Q17
2Q22

Note 1: The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period), divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). Note 2: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Robust Credit Growth, Despite FX Devaluation


Total Portfolio (US$Bn)
Credit Card
Personal Loans
YoY: 109% FXN
Credit Cards: 82% FXN
Personal Loans: 250% FXN
4,7
0,6
4,1
5,3
0,9
4,4
6,6
1,4
5,2
8,8
2,0
6,8
9,2
2,1
7,1
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22


Total Portfolio (%)
13%
87%
17%
83%
21%
79%
23%
77%
23%
77%
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: All amounts are presented gross of provisions. Note 2: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 3: Figures do not consider the changes to the write-off estimates implemented in the second quarter of 2022 to ensure better comparability across the applicable periods. Source: Nu.

Interest Earning Portfolio (IEP) Increased as a Function of New Financing Features



Credit Card IEP Evolution
(as % of Receivables)
Nu Installments IEP CC Balance
Nu Revolving CC Balance
Nu Non-IEP Balance
Mkt Intallments IEP CC Balance
Mkt Revolving CC Balance
Mkt Non-IEP Balance
90%
6%
5%
78%
13%
9%
Q2'21
89%
6%
5%
78%
13%
9%
Q3'21
89%
5%
6%
78%
13%
9%
Q4'21
86%
6%
8%
76%
15%
9%
Q1'22
85%
6%
8%
Q2'22
75%
15%
10%
Apr'22

Note 1: All data presented is for Brazil only. Note 2: Boleto payments: allows customers to use their credit card for paying bills in installments Purchase financing: allows customers to transform existing CC purchases in installments, directly in the app Refinancing: allows customer to renegotiate existing installment plans into a single plan Note 3: Market balances excluding Nu. Note 4: IEP account for all interest-bearing balances including all late balances Source: Nu, BACEN.

Personal Loan Origination Stabilized At R$5B/Quarter, But With Increasing Yield Levels



Origination (R$BN)
Avg. Rate
YoY: 143%
BRL
2,0
3,9%
3,3
4,2%
4,9
3,9%
4,5
4,0%
4,8
5,6%
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: Amounts are presented in BRL. Note 2: Rates presented are for EOP. Source: Nu.

Strong Growth in Deposits Franchise


Deposits (US$BN)
YoY: 87%
FXN
7,5
8,1
9,7
12,6
13,3
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22


Deposits per Active Customer
FXN US$ / Active Customer.
180
120
60
0
Months
1
5
9
13
Jun 21
Jun 22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Low Unit Cost at Scale Fosters Operating Leverage



Cost to Serve per Active Customer (US$)
YoY: 0%
FXN
0,8
0,8
0,9
0,7
0,8
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: "Cost to serve" is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Source: Nu.

Continuous Gross Profit Expansion, Despite Front-Loading Loan Loss Provisions



Gross Profit (US$MM)
Gross Margin
50%
47%
36%
34%
31%
YoY: 109% FXN
166,4
223,9
226,9
294,1
363,5
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Improving Operating Leverage as Business Continues to Scale

NII & NIM



NII (US$ MM)
NIM (%)
5,2%
6,0%
7,7%
8,3%
8,5%
9,7%
95,6
127,7
193,6
262,6
346,4
445,5
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Efficiency



NII (US$MM)
Fees & Commission (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91,6%
72,7%
72,3%
75,8%
65,6%
58,2%
68,6%
57,4%
60,7%
56,1%
52,7%
50,2%
213,3
278,9
379,5
459,0
604,2
750,0
117,7
151,2
185,9
196,4
257,8
304,5
95,6
127,7
193,6
262,6
346,4
445,5
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: NII (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. Note 2: NIM stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. Note 3: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees & Commission Income. Note 4: SBC refers to Share Based compensation. Source: Nu.

Sequential Improvement in Adj. Net Income



Adj. Net Income (US$MM)
Net Income (Loss)
(15)
(34)
(66)
(45)
(30)
16,5
(1,2)
3,2
10,1
17,0
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Q2 2022

Credit Underwriting



Illustrative Unit Economics of Consumer Finance

Resilient to navigate through the cycle



Credit Card
ROA
7%
ROE
over 80%
11%
16%
0%
11%
16%
Non Interest Revenues
Interest Revenues
Funding Cost
Losses
Net CC Margin



Personal Loans
ROA
14%
ROE
over 120%
0%
68%
11%
22%
25%
Non Interest Revenues
Interest Revenues
Funding Cost
Losses
Net Lending Margin

Note 1: Data presented for Brazil only. Note 2: Numbers based on June'22 models. Note 3: Numbers presented as percentage of the total outstanding balance, or the total credit limit used and are annualized. Source: Nu.

Early Delinquency Indicators Show Stability In The Second Quarter


15-90 NPLs
2,5%
3,1%
3,0%
2,6%
2,3%
3,0%
2,6%
2,5%
2,2%
3,4%
2,2%
1,2%
1,3%
2,4%
2,2%
2,3%
2,6%
3,7%
3,7%
2,2%
1,2%
1,2%
2,4%
2,1%
2,1%
2,2%
3,0%
2,9%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22


90+ NPLs
5,0%
4,9%
5,1%
5,6%
5,1%
5,1%
5,1%
5,0%
4,5%
5,0%
6,2%
5,2%
3,7%
3,0%
3,0%
3,2%
3,1%
3,5%
4,1%
4,5%
5,0%
6,2%
5,3%
3,1%
3,2%
3,6%
3,6%
3,9%
4,4%
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22

Note 1: In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Our write-off methodology for credit card continued to incorporate 360+ days for its determination. Note 2: Data for Brazil only. Source: Nu.

How Expected Credit Loss (ECL) Provisioning Affects the P&L of High-Growth Companies

Illustrative IFRS View

Cumulative Gross Profit Illustration



x
ECL
1
2
3
4
5
6
7
8
9
10
11
12
Time

Illustrative Cash Flow View

Cumulative Gross Profit Illustration



x
1
2
3
4
5
6
7
8
9
10
11
12
Time

Note 1: Excludes loans disbursements and payments. Source: Nu.

Portfolio Growth Continues to be the Main Driver of Provision Balance Increase



Provision Balance Bridge (FX Neutral, US$MM)
838
207
39
1.084
116
968
Provision Balance - Q1'22
Growth
Risk Normalization & Seasonality
Pro-forma Provision Balance - Q2'22
New WO Methodology
Provision Balance - Q2'22

Note 1: The information presented is for Nu Holdings and includes both credit card and personal loans provision balance. Note 2: Amounts presented in FX neutral. Note 3: In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Our write-off methodology for credit cards remained unchanged at 360+ days. Source: Nu.

Wrapping up...

Q&A

Aug 15, 2022





Appendix

Strong Capital and Liquidity Position to Navigate the Cycle



Capital Position (US$Bn)
As of Q2'22
Capital Requirement
Capital Excess
NuHoldings Cash & Equivalents
~5x
0,8
0,2
0,5
3,9
3,2
0,2
0,5
NuFIN Capital Position
NuFIN Adj. Capital Position



Liquidity Position (US$Bn)
As of Q2'22
LDR
24%
3,2
13,3
Interest Earning Portfolio
Total Deposits

Note 1: It considers the capital requirements for Nu Financeira S.A. ("NuFIN"), our main financial institution, as of June 30, 2022, according to CMN Resolution No. 4.955/21, as well as our commitment to maintain a 14% of minimum total capital ratio. For the purposes of this analysis, we did not consider the Central Bank of Brazil Circular No. 3.681/13, in effect as of June 30, 2022, and applicable to Nu Pagamentos S.A. ("NuPAG"), our main payment institution. The related capital requirements amounted to US$66M as of Q2 22. NuHoldings Cash considers an additional USD 47M already remitted to the Participation Fund. Source: Nu

Illustrative View Of How 90+ DLQ Indicators Lags 15-90+ Leading Indicators

Illustrative Cohort View



15-90
90+
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
Time

Illustrative Portfolio View



15-90
90+
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
Time

Note 1: Illustration assumptions i) Same amount originated monthly ii) Constant amortization rate iii) Constant roll rates. Note 2: Portfolio is equal to the sum of all cohorts' overtime. Note 3: The illustration assumes write-off at month 12 of delinquency. Source: Nu.

Evolution of NPL Metrics Under Previous Write-Off Methodology

15-90 NPLs



2,5%
3,1%
3,0%
2,6%
2,3%
3,0%
2,6%
2,5%
2,2%
3,5%
2,2%
2,2%
1,2%
1,3%
1,2%
1,2%
2,4%
2,4%
2,2%
2,3%
2,6%
2,1%
2,1%
2,2%
3,7%
3,6%
3,0%
2,9%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22

90+ NPLs



5,0%
4,9%
5,1%
5,3%
4,8%
4,8%
4,8%
4,7%
4,3%
4,3%
4,8%
4,8%
6,1%
6,0%
5,2%
5,1%
3,6%
3,5%
2,7%
2,7%
2,9%
2,8%
3,4%
3,3%
3,5%
3,4%
4,2%
3,7%
5,4%
4,3%
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22

Note 1: In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Our write-off methodology for credit cards remained unchanged at 360+ days. Source: Nu.

NPL Formation Continues the Path to Normalization

NPL Formation



2,5%
2,9%
2,6%
1,9%
2,0%
1,9%
1,6%
1,6%
2,6%
1,1%
0,4%
0,9%
1,8%
1,7%
1,6%
2,1%
2,9%
2,0%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22

Note 1: NPL Creation calculated as the delta balance of the NPL 90+ plus the Write offs of the period divided by the total balance of previous period. Source: Nu.

Evolution of **Coverage Ratios**

Coverage Ratio Over Total Balance



6,2%
6,6%
6,3%
5,5%
6,0%
8,8%
8,7%
7,7%
9,0%
8,6%
7,9%
7,4%
7,8%
7,2%
7,5%
8,1%
9,1%
9,7%
8,6%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22

Coverage Ratio Over NPL 90+



121%
123%
113%
110%
118%
173%
175%
170%
180%
139%
151%
199%
263%
242%
238%
257%
264%
235%
196%
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22

Note 1: Includes both credit card and personal loans. Note 2: The information presented is for Brazil only. Source: Nu.

Portfolio Growth Remains Strong on an FX Neutral Basis

Total Portfolio (US$Bn, FX Neutral)



Credit Card
Personal Loans
YoY: 109% FXN
Credit Cards: 82% FXN
Personal Loans: 250% FXN
4,4
0,6
3,9
5,5
0,9
4,5
7,0
1,5
5,5
7,9
1,8
6,1
9,2
2,1
7,1
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22

Note 1: All amounts are presented gross of provisions. Note 2: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 3: Figures do not consider the changes to the write-off estimates implemented in the second quarter of 2022 to ensure better comparability across the applicable periods. Source: Nu.

Evolution of Lagged NPL Indicators of CC in Brazil


Lagged 15-90 NPLs
Lagged 90+ NPLs
2019
2020
2021
2022
Nu
Market
6%
4%
2%
0%
8%
5%
2%
-1%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Note 1: The data includes only lagged credit card numbers. **Note 2:** The information presented is for Brazil only. **Note 3:** NPL means "non-performing loan;" 15-90 NPL means a non-performing loan where a borrower is between 15 and 90 days past due. 90+ NPL means a non-performing loan where a borrower is more than 90 days past due. **Source:** Nu.

Nu is in the Sweet-spot of Demographics

Average Age



Brazil
15%
20%
19%
17%
28%
23%
33%
13%
23%
8%
18-25
26-35
36-45
46-55
56+

Average Income



Brazil
37%
33%
14%
9%
5%
21%
35%
20%
15%
6%
<= 1 MW
1-2 MW
2-3 MW
3-5 MW
5-10 MW
10-20 MW
>20 MW

Note 1: "MW" refers to Minimum Wage which amounts to R$ 1,212.0. Note 2: Data presented for Brazil only Note 3: Nu data as of June'22 Market data as of July'22. Source: IBGE, Nu.

Non-IFRS Financial Measures and Reconcilliations

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for expenses and allocated tax effects on share-based compensation in such period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Non-IFRS Adj. Net Income Reconciliation

	As reported For the three months ended June 30,		
	2022	2021	2020
Adjusted Net Income (Loss) (em US$ milion)			
Loss (Profit) attributable to shareholders of the parent company	(29.9)	(15.2)	(1.6)
Share-based compensation	59.8	42.5	7.9
Allocated Tax Effects on Share-Based Compensation	(14.2)	(10.8)	(1.5)
Hedge of the Taxes Effects on Share-Based Compensation	1.3	-	-
Adjusted Net Income (Loss)	17.0	16.5	4.8

Non-IFRS Financial Measures and Reconcilliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended June 30, 2021 (R$5.209 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended June 30, 2022 (R$4.988 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended June 30, 2022 and 2021 as reported by Bloomberg.

Non-IFRS Financial Measures and Reconcilliations

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of June 30, 2021, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$4.970 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of June 30, 2022 (R$5.257 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on June 30, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.5295, MXN 20.5014 and COP 3,998.1929 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 5.3102, MXN 20.5336 and COP 3,947.0100 to US$ 1.00).

As of February 28, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1929, MXN 20.4532 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1522, MXN 20.4692 and COP 3,937.9400 to US$ 1.00).

As of March 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9620, MXN 20.5400 and COP 3,798.9841 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7417, MXN 19.8699 and COP 3,771.0500 to US$ 1.00).

As of April 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.7543, MXN 20.0793 and COP 4,019.7900 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 4.9721, MXN 20.4280 and COP 3,960.9500 to US$ 1.00).

As of May 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9513, MXN 20.0219 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7336, MXN 19.6571 and COP 3,772.1000 to US$ 1.00).

As of June 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.0586, MXN 19.9912 and COP 3,941.5970 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2568, MXN 20.1183 and COP 4,155.1100 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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